EXHIBIT 99
To Form 4

Name and Address of Reporting Person:          Jay L. Schottenstein
                                               Schottenstein Stores Corporation
                                               1800 Moler Road
                                               Columbus, OH  43209

Date of Earliest Transaction:                  6/28/05


Issuer Name and Ticker or Trading Symbol:      DSW Inc. (DSW)


FOOTNOTES:

(1) The amount reported includes 27,702,667 Class B Common Shares held by Retail Ventures, Inc., or Retail Ventures. As of April 30, 2005, Schottenstein Stores Corporation, or SSC, held approximately 48.2% on a fully diluted basis of the outstanding common shares of Retail Ventures, and Jay L. Schottenstein beneficially owned approximately 78.4% of the common shares of SSC. In addition, Mr. Schottenstein was also the sole beneficial owner of 144,000 Retail Ventures common shares and held 52,500 Retail Ventures common shares through Glosser Brothers Acquisition, Inc., or GBA, of which Mr. Schottenstein was Chairman of the Board, President, a director and a trustee or co-trustee of family trusts that own 100% of the stock of GBA. Mr. Schottenstein has voting and investment power as co-trustee of a family trust that owns 30,000 Retail Ventures common shares, and is one of five trustees of a foundation that owns 67,944 Retail Ventures common shares. Mr. Schottenstein also held options convertible into 50,000 Retail Ventures common shares. By virtue of his direct ownership interests in SSC and Retail Ventures, Mr. Schottenstein may be deemed to beneficially own the DSW Class B Common Shares owned by Retail Ventures. Mr. Schottenstein disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.